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                       [Bonn Schmitt Steichen Letterhead]

                                                                     EXHIBIT 5.4



                                                    HERBALIFE INTERNATIONAL INC.
                                                    and each of the parties
                                                    listed in Schedule A hereto
                                                    1800 Century Park East
                                                    Los Angeles, CA 90067
                                                    UNITED STATES OF AMERICA


                                                    CHADBOURNE & PARKE LLP
                                                    30 Rockefeller Plaza
                                                    USA - NEW YORK, N.Y. 10112


                                                  Luxembourg, December 19, 2002



                         WH LUXEMBOURG HOLDINGS S.a.R.L.
                  WH LUXEMBOURG INTERMEDIATE HOLDINGS S.a.R.L.
                            WH LUXEMBOURG CM S.a.R.L.

                (HEREINAFTER REFERRED TO AS THE "WH GUARANTORS")

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Dear Sirs,

         We have acted as Luxembourg counsel in connection with:

         - a notes indenture dated as of the 27th of June 2002 (hereinafter referred to as the "Indenture") between WH ACQUISITION CORP., a Nevada corporation, WH INTERMEDIATE HOLDINGS LIMITED, a Cayman Islands corporation, the WH Guarantors and the BANK OF NEW-YORK as trustee;

         - a registration rights agreement dated as of the 27th of June 2002 (hereinafter referred to as the "Registration Rights Agreement") between WH ACQUISITION CORP., a Nevada corporation, the WH Guarantors and UBS WARBURG LLC;

         - a purchase agreement dated as of the 21st of June 2002 (hereinafter referred to as the "Purchase Agreement") between WH ACQUISITION CORP., a Nevada corporation, HERBALIFE INTERNATIONAL, INC., a Nevada
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                  corporation, and the entities listed on the signature pages of the Agreement as guarantors, including the WH Guarantors; and

         - a guarantee dated as of the 27th of June 2002 (hereinafter referred to as the "Guarantee") executed by the WH Guarantors and the other signatories thereto in respect of the Guarantee Obligations (as defined in the Indenture).

         We have examined copies of the Indenture, the Registration Rights Agreement and the Purchase Agreement and such other documents as we have considered necessary.

         We have not made any investigation of, and do not purport to express any opinion on, the law of any jurisdiction other than Luxembourg.

         We have assumed:

         (i) the capacity, power and authority of each of the parties (other than the WH Guarantors) to execute and deliver the Indenture, the Guarantee, the Registration Rights Agreement and the Purchase Agreement (together the "DOCUMENTS");

         (ii) that the execution copies of the Documents correspond in substance to the drafts that were submitted to us;

         (iii) the due execution of the Documents by each of the parties (other than the WH Guarantors);

         (iv) the due delivery of the Documents by each of the parties (other than the WH Guarantors);

         (v) the conformity to original documents of all copy documents examined by us; and

         (vi) the validity of the Documents and all other documents related to this transaction under their governing laws (other than the laws of Luxembourg) and the laws governing the parties thereto (other than the WH Guarantors).

         Capitalised terms used herein but not otherwise defined shall have the meanings given to them in the Documents.

         Based upon and subject to the foregoing, we are of the following opinion:
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         1. The WH Guarantors are corporations (societes a responsabilite limitee) duly organised and validly existing for an unlimited duration under the laws of Luxembourg and have the corporate capacity, power and authority to enter into the Documents and to carry out the transactions on the part of the WH Guarantors thereby contemplated. The WH Guarantors have not been declared bankrupt and, to the best of our knowledge, no steps have been taken for their winding up.

         2. The entry into and the execution, delivery and performance of the Documents has been duly authorised on behalf of each of the WH Guarantors.

         3. The Documents have been duly executed and delivered and the obligations of the WH Guarantors contained in the Documents constitute valid and legally binding obligations of the WH Guarantors enforceable against the WH Guarantors in accordance with their terms.

         4. None of the WH Guarantors is in violation of its constitutional documents.

         5. The execution or delivery of the Documents or performance of any of the WH Guarantors' obligations under the Documents does not infringe or is not inconsistent with or a breach of or default under, any provision of the constitutional documents of any of the WH Guarantors or any Luxembourg law or regulation by which the WH Guarantors are bound and nothing in Luxembourg law or public policy will prevent the Documents from being enforced in the Luxembourg courts.

         6. Subject to the provisions of qualification (o), it is not necessary or advisable in order to ensure the legality, validity, enforceability or admissibility in evidence of any of the Documents that it or any other document be notarised or subject to any other formality or be filed, recorded, registered or enrolled with any court or authority in Luxembourg or that any other action be taken in relation to the same or any of them.

         7. There is no withholding or other tax or duty imposed by any law, rule or regulation in Luxembourg on any payment to be made by the WH Guarantors under any of the Documents, save that payments made pursuant to the Documents may constitute taxable income in the hands of recipients resident in Luxembourg and/or recipients not resident in Luxembourg but having a permanent establishment or a permanent representative in Luxembourg to which or to whom the Documents are attributable.

         8. The choice of law of the State of New-York, USA as the governing law of the Documents to which the WH Guarantors are parties will be upheld as a valid choice of law by the courts of Luxembourg. If any of the Documents to which the WH Guarantors are parties are sought to be enforced in Luxembourg in accordance with the laws of the State of New-York, USA, the courts of competent jurisdiction in
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Luxembourg would recognise the choice of law and apply the laws of the State of
New-York, USA, subject to qualification (t).

         9. If a Luxembourg court were to accept jurisdiction in any legal suit, action or proceeding arising out of or in connection with the Documents, it would accept, and give effect to, the choice of law provisions of the Documents.

         The opinions expressed herein are subject to the following qualifications:

         (a) the obligations of the parties under the Documents may be limited by the general principles of bankruptcy, insolvency, liquidation, reorganisation, reconstruction or other laws affecting the enforcement of creditors' rights generally (hereafter the "INSOLVENCY LAWS", and the relevant proceedings being referred to collectively as the "INSOLVENCY PROCEEDINGS"), and, in particular, in relation to the WH Guarantors:

         - during a gestion controlee (controlled management) procedure under the Grand-Ducal Decree dated May 24, 1935 on the procedure of gestion controlee, the rights of secured creditors are frozen until a final decision has been taken by the court as to the petition for controlled management;

         - the obligations of the WH Guarantors under the Documents may be affected and, after their performance, subject to annulment by a court on the basis of Article 445 of the Luxembourg Code of Commerce, if the Documents have been entered into during the suspect period ("periode suspecte"), such period being determined by the court in the judgement opening the insolvency proceedings, and preceding the date of such judgement by a maximum of 6 months and 10 days, and if the Documents constitute or contain, or the performance of such obligations thereunder would constitute (i) a contract for the transfer of movable or immovable property done without consideration, or a contract or transaction done with notably insufficient consideration for the insolvent party, or (ii) a payment, whether in cash or by transfer, assignment, sale, set-off or otherwise for debts not yet due, or a payment other than in cash or bills of exchange for debts due, or (iii) a contractual or judiciary mortgage, pledge, or charge on the debtor's assets for previously contracted debts;

         -        the obligations of the WH Guarantors under the Documents may be affected and after their performance, subject to annulment by a court on the basis of Article 446 of the Luxembourg Code of Commerce, if the Documents constitute or contain, or the performance of such obligations thereunder would constitute a payment for due debts or
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                  an onerous act done by the WH Guarantors after the stoppage of payments (such date as determined by the court) and prior to the judgement opening insolvency proceedings, if the counter-party that has received from or dealt with the WH Guarantors had knowledge of the stoppage of payments;

         - regardless of the date of execution and performance, the Documents may be declared null and void in relation to the WH Guarantors, if they have been entered into with the fraudulent intent of the parties thereto to deprive other creditors of the insolvent party of their rights (Article 448 of the Code of Commerce);

         - the obligations of the WH Guarantors may be affected or limited by the rights of the receiver liquidator or other court official appointed in the Insolvency Proceedings to selectively perform contracts profitable to the insolvent party's estate and renounce to the performance of contracts which are not profitable to the insolvent party's estate ("cherry-picking"), where such contracts have not been terminated automatically by the opening of the insolvency proceedings on the basis of an express contractual provision, or by operation of law;

         (b) by application of article 203 of the Luxembourg Code on Commercial Companies a company not respecting any provision of Luxembourg criminal law or Luxembourg Law on Commercial Companies (especially but not limited to the obligations to lodge with the Register and publish the annual accounts) may be put into judicial liquidation upon the application of the Public Prosecutor;

         (c) the rights and obligations of the parties under the Documents may be limited by general principles of criminal law, including but not limited to criminal freezing orders;

         (d) whilst, in the event of any proceedings being brought in a Luxembourg court in respect of a monetary obligation expressed to be payable in a currency other than Euro, a Luxembourg court would have power to give judgement expressed as an order to pay a currency other than Euro, enforcement of the judgement against the WH Guarantors in Luxembourg would be available only in Euro and for such purposes all claims or debts would be converted into Euro;

         (e) a Luxembourg court may stay proceedings if concurrent proceedings are being brought elsewhere;

         (f) the expression valid and binding in paragraph 3 above means that the obligations expressed to be assumed under the Documents are of a type which the Luxembourg courts would treat as valid and binding. It does not mean that these
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obligations will necessarily be enforced in all circumstances in accordance with their terms, as to which reference is made to the other qualifications expressed in this opinion and to the fact that a remedy such as specific performance or the issue of an injunction or a remedy such as termination for breach of contract are discretionary. In particular, notwithstanding any agreement purporting to confer the availability of any remedy, such remedy may not be available where damages instead of specific performance or specific performance instead of termination for breach of contract are considered by the court to be an adequate alternative remedy;

         (g) a contractual provision conferring or imposing a remedy, an obligation or penalty consequent upon default may not be fully enforceable if it were construed by a Luxembourg court as constituting an excessive pecuniary remedy;

         (h) a Luxembourg court may refuse to give effect to a purported contractual obligation to pay costs imposed upon another party in respect of the costs of any unsuccessful litigation brought against that party before a Luxembourg court and a Luxembourg court may not award by way of costs all of the expenditure incurred by a successful litigant in proceeding brought before such court;

         (i) with respect to provisions under which determination of circumstances or certification by any party is stated or implied to be conclusive and binding upon the WH Guarantors, a Luxembourg court would be authorised to examine whether such determination occurred in good faith;

         (j) claims may become barred under the statute of limitations or may be or become subject to defences of set-off or counterclaim. As a principle, in commercial matters, claims are barred at the end of ten years and claims relating to interests at the end of five years;

         (k) the Luxembourg courts would not apply a chosen foreign law if the choice was not made bona fide and/or if:

         -        the foreign law was not pleaded and proved; or

         - if pleaded and proved, such foreign law would be contrary to the mandatory rules of Luxembourg law or manifestly incompatible with Luxembourg international public policy or public order;

         (l) a Luxembourg court may refuse to apply the chosen governing law:

         - if all elements of the matter are localised in a country other than the jurisdiction of the chosen governing law in which case it may apply the imperative laws of that jurisdiction; or
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         -        if the agreement has a strong connection to another
                  jurisdiction and certain laws of that jurisdiction are applicable regardless of the chosen governing law ("lois de police"), in which case it may apply those laws; or

         - if a party is subject to insolvency proceedings, in which case it apply the insolvency laws of the jurisdiction in which such insolvency proceedings have been regularly opened to the effects of such insolvency;

         (m) notwithstanding the jurisdiction clause contained in the Documents, Luxembourg courts would have in principle jurisdiction for any conservatory or provisional action in connection with assets located in Luxembourg and such action would most likely be governed by Luxembourg law;

         (n) the admissibility as evidence of the Documents before a Luxembourg court or Public Authority to which the Documents are produced may require that the Documents be accompanied by a complete or partial translation in the French or German language;

         (o) although such orders are rarely made in practice, Luxembourg courts may require the prior registration of the Documents, or any other document if they were to be produced in a Luxembourg court action, in which case a registration duty would become payable;

         (p) no opinion is given as to whether the performance of the Documents would cause any borrowing limits, debt/equity ratios, prudential, regulatory or other applicable ratios or borrowing limits to be exceeded or as to the consequences thereof;

         (q) other than as referred to in paragraph 6, no opinion is expressed on any tax consequences of the transactions considered;

         (r) no opinion is expressed or implied in relation to the accuracy of any representation or warranty given by or concerning any of the parties to the Documents or whether such parties or any of them have complied with or will comply with any covenant or undertaking given by them or the terms and conditions of any obligations binding upon them;

         (s) a severability clause may be ineffective if a Luxembourg court considers that the illegal, invalid or unenforceable clause was a substantive or material clause;

         (t) as regards the enforcement in Luxembourg of a civil or commercial judgement delivered in a court of a state different from the Signatory States of the Brussels or the Lugano Convention which is expressed to have jurisdiction in the
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Documents (the "COURT"), such enforcement would make it necessary to commence recognition and enforcement proceedings before the Luxembourg courts and, in this respect, (i) the enforceable nature of such judgement, (ii) the international jurisdiction of the Court in light of the Luxembourg applicable rules, (iii) the jurisdiction of the Court in light of its own domestic applicable rules, (iv) the application of the appropriate law as determined by the Luxembourg rules of conflict of laws, (v) the compliance with the rules of procedure as determined by the law applicable to the Court and (vi) the compliance of such judgement with Luxembourg public order ("ordre public") would be examined;

         (u) a company which has been incorporated, but whose articles of incorporation have not yet been published in the Memorial C will not be entitled to start any legal proceedings as plaintiff until such publication has been made;

         (v) we express no opinion as regards the enforceability of any security interest (including any guarantee) in the Documents in case the security interest was called in an abusive manner.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement No. 333-101188. However, no further disclosure will be allowed without our prior consent.

         This opinion is governed by Luxembourg law and Luxembourg courts shall have exclusive jurisdiction thereon.

                                Yours faithfully,



                              BONN SCHMITT STEICHEN
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                                   SCHEDULE A

Herbalife International Do Brasil Ltda.
Herbalife (UK) Limited
Herbalife Europe Limited
Herbalife International Finland OY
Herbalife International of Israel (1990) Ltd.
Herbalife of Japan K.K.
Herbalife Internacional de Mexico, S.A. de C.V.
Herbalife Products de Mexico, S.A. de C.V.
Herbalife Sweden Aktiebolag
Herbalife China, LLC
Herbalife International of America, Inc.
Herbalife International Communications, Inc.
Herbalife International Distribution, Inc.
Herbalife International of Europe, Inc.
Herbalife Taiwan, Inc.
Herbalife International (Thailand) Ltd.
WH Luxembourg CM S.a.R.L.
WH Luxembourg Intermediate Holdings S.a.R.L.
WH Luxembourg Holdings S.a.R.L.
WH Intermediate Holdings Ltd.